Exhibit (a)(1)(C)

HIGHLIGHTS OF THE VMWARE, INC. EXCHANGE OFFER

INTRODUCING THE EXCHANGE OFFER

The Exchange Offer is a one-time offer to exchange Eligible Options for New Options to purchase the same number of shares at an exercise price equal to the fair market value of VMware’s Class A common stock when the New Options are granted following expiration of the Exchange Offer.

For complete details on the Exchange Offer, please read the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated August 11, 2008 (the “Exchange Offer Memorandum”) included in this e-mail distribution and available on the Stock Administration page of our internal website at https://vmshare.vmware.com/finance/stock. Many concepts and terms used in this summary are further described and defined in the Exchange Offer Memorandum. Please read the Exchange Offer Memorandum in its entirety.

Your Participation is Voluntary.

You can choose whether or not to participate in the Exchange Offer—the decision is entirely yours. We are seeking approval of the Exchange Offer by VMware stockholders, and as such it is a one-time program. The Exchange Offer commences on August 11, 2008 and, unless we later extend the offer period, expires on September 9, 2008 at 2:00 p.m. Pacific Time. To participate, you must complete and submit your Election Form to UBS Financial Services Inc. before the Exchange Offer closes. If you choose not to exchange any options, no action is required.

Key Dates

Date	Action
August 11, 2008	Exchange Offer commences

August 11—September 9, 2008 (2:00 p.m. Pacific Time)	Election Period

September 9, 2008	Exchange Offer expires
(2:00 p.m. Pacific Time)

September 10, 2008	New Options are granted

Note that the dates for the election period and grant of New Options may change. In addition, we may, in our sole discretion, decide to amend, or under certain circumstances, cancel the Exchange Offer. See “Section 14. Extension of Exchange Offer; Termination; Amendment” of the Exchange Offer Memorandum for more details.

HIGHLIGHTS OF THE VMWARE EXCHANGE OFFER

EXCHANGE OFFER AT-A-GLANCE

Here are the basic provisions of the VMware Exchange Offer. This summary is qualified in its entirety by reference to the Exchange Offer Memorandum.

Provision	Description
Eligible Optionholders	You are eligible to participate in the Exchange Offer if you are an employee of VMware in the United States holding at least one Eligible Option as of each of the following dates:

The day the Exchange Offer commences (August 11, 2008), and

The day the Exchange Offer expires (September 9, 2008).

Even if you are an Eligible Optionholder throughout the Exchange Offer period, you will not be eligible to receive a New Option unless you continue to be an employee of VMware in the United States through the grant date of the New Options.

Employees who are on an authorized leave of absence will be eligible to participate in the Exchange Offer and receive New Options so long as they are otherwise Eligible Optionholders as of the date the Exchange Offer commenced and through the grant date of the New Options.

Ineligible Optionholders	You are ineligible to participate in the Exchange Offer if you are an executive officer, member of VMware’s Board of Directors, an employee employed in a country outside of the United States, or a consultant, former employee and/or retiree. If, on the grant date of the New Options, an employee of VMware in the United States who was an Eligible Optionholder as of the date the Exchange Offer commenced is no longer, or at any time during the period of the Exchange Offer ceased to be, an employee of VMware in the United States for any reason, including retirement, termination, voluntary resignation, layoff or death, that person will not be an Eligible Optionholder and will not be eligible to tender Eligible Options for exchange, or to receive New Options.

Eligible Options	VMware stock options held by Eligible Optionholders that were granted at any time between September 1, 2007 and August 1, 2008 under the VMware, Inc. 2007 Equity and Incentive Plan are eligible for exchange.

Number of Shares that may be Purchased with New Options	Each New Option granted following the conclusion of the Exchange Offer will cover the same number of shares of VMware’s Class A common stock as the surrendered Eligible Option to which the New Option relates. In other words, VMware is offering to replace Eligible Options with New Options on a one-to-one share basis.

Exercise Price of New Options	The exercise price of the New Options will be the closing price of VMware Class A common stock on the New York Stock Exchange (“NYSE”) on the grant date, which will be September 10, 2008, unless the Exchange Offer is extended by VMware, in which case the grant date will be first trading day following expiration of the Exchange Offer.

Expiration Date of New Options	Each New Option will expire on the sixth anniversary of the grant date of the New Option. This means that even though the Eligible Options and the New Options have six-year terms, the scheduled expiration date of the New Options will occur after the scheduled expiration dates of the Eligible Options because the New Options will have a later grant date.

Vesting of New Options	Each New Option granted in the Exchange Offer will vest and become exercisable on the same schedule that originally applied to the surrendered Eligible Option to which the New Option relates, but that schedule will re-start based on the grant date of the New Options under the Exchange Offer. This means an Eligible Optionholder will be required to remain a VMware employee through a later date to fully vest in a New Option than would have been the case to fully vest in an Eligible Option.

Grant-by-Grant Exchange	If you hold more than one Eligible Option grant, you may choose which, if any, Eligible Option grants to exchange on a grant-by-grant basis. Each Eligible Option grant you exchange must be exchanged in its entirety.

Election Period	You may elect to exchange your Eligible Options anytime between August 11, 2008 and 2:00 p.m. Pacific Time on September 9, 2008. You must continue to be an Eligible Optionholder at the time the Exchange Offer expires in order for your exchange election to be valid and at the time the New Options are granted in order to receive a New Option. Exchange elections received after 2:00 p.m. Pacific Time on September 9, 2008 will not be valid.

Acceptance of Exchanged Eligible Options by VMware

VMware will determine all questions as to the number of shares subject to Eligible Options tendered and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Eligible Options. Subject to any order or decision by a court or arbitrator of competent jurisdiction, VMware’s determination of these matters will be final and binding on all parties. VMware may reject any or all tenders of Eligible Options that VMware determines are not in appropriate form or that VMware determines are unlawful to accept. VMware may waive any defect or irregularity in any tender with respect to any particular Eligible Options or any particular Eligible Optionholder before the expiration of the Exchange Offer. No Eligible Options will be accepted for exchange until the Eligible Optionholder exchanging the Eligible Options has cured all defects or irregularities to our satisfaction, or they have been waived by VMware, prior to expiration of the Exchange Offer. Neither VMware nor any other person is obligated to give notice of any defects or irregularities involved in the exchange of any Eligible Options.

VMware will not accept for exchange any otherwise Eligible Options tendered under this offer that have an exercise price that is equal to or below the closing price of VMware’s Class A common stock on the NYSE on the date of scheduled expiration of the Exchange Offer, September 9, 2008 (or a later expiration date if the Exchange Offer is extended by VMware).

Grant Date of New Options	The Eligible Options you elect to exchange that are accepted by VMware will be cancelled and New Options will be granted on September 10, 2008 (the first trading day following the close of the election period), unless the Exchange Offer is extended.

HIGHLIGHTS OF THE VMWARE EXCHANGE OFFER

HOW TO EXCHANGE YOUR OPTIONS

Please read the following instructions for completing your exchange election. You should complete your exchange election by signing and returning the Election Form.

If you choose not to exchange your Eligible Options, no action is required on your part. In that case, you will continue to hold your Eligible Options at their current exercise price until you exercise them, or until they expire or are otherwise forfeited or terminated in accordance with their terms.

Step 1: Get Ready

•	Carefully read all materials related to the Exchange Offer, including the Exchange Offer Memorandum.

•	If you have questions about the Exchange Offer, you can call:

The Greco Group at UBS at 860-727-1515;

Elizabeth Moore, VMware Stock Plan Manager at 650-842-8841; or

Gary Wells, VMware Stock Administrator at 650-427-5153.

If you would like to review all of the options granted to you by VMware, please log into your UBS OneSource account at www.ubs.com/onesource/vmw.

•	Consult your personal financial and tax advisors.

Step 2: Make Your Election

To do so you must complete, sign and date the Election Form that was emailed to you and return it to UBS Financial Services Inc. by one of the following three methods so it is RECEIVED by UBS by 2:00 p.m. on the Expiration Date, September 9, 2008 (unless the Exchange Offer is extended by VMware):

FAX: Fax to 860-547-1997 Attention: The Greco Group at UBS or

EMAIL: Email a scanned or PDF copy to: SH-WMUS-VMWExchange@ubs.com or

HAND DELIVERY: Please see the “UBS Availability: Locations and Times” schedule which details where and when a UBS representative will be available on site for you to drop off your Election Form.

Election Forms received by UBS after 2:00 p.m. on the Expiration Date, September 9, 2008, will not be valid and your Eligible Options will not be exchanged.

The Election Form must be signed by the Eligible Optionholder who holds the Eligible Options exactly as such Eligible Optionholder’s name appears on the applicable option agreement. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be identified on the Election Form.

If you do not receive a confirmation of receipt of your Election Form from UBS via email within two business days after the date you submitted it to UBS, or if you submit your Election Form less than two business days before September 9, 2008, please contact UBS, by phone at (860) 727-1515 or by email at SH-WMUS-VMWExchange@ubs.com to confirm that UBS has received your Election Form.

Withdrawing Your Tendered Eligible Options

You may withdraw your tendered Eligible Options at any time up to the close of the Exchange Offer at 2:00 p.m. Pacific Time on September 9, 2008. To do so, (1) fax the Notice of Withdrawal Form to 860-547-1997 Attention: The Greco Group at UBS, (2) email a scanned or PDF copy to: SH-WMUS-VMWExchange@ubs.com or (3) use the hand delivery option described above.

Changing Your Mind About Withdrawing

If you submit a Notice of Withdrawal and later decide that you wish to participate in the Exchange Offer, you must submit a new Election Form in accordance with Step 2 above which must be RECEIVED by UBS by 2:00 p.m. Pacific Time on September 9, 2008.

Important Legal Information

In order to participate in this Exchange Offer, you must follow the instructions in the Exchange Offer Memorandum. You must be an Eligible Optionholder to participate in the Exchange Offer, as described in the Exchange Offer Memorandum. Only certain outstanding VMware stock options are eligible to be exchanged. These Eligible Options are described in the Exchange Offer Memorandum.

The Exchange Offer Memorandum contains valuable information that may help you decide whether or not to participate in the Exchange Offer. For complete terms and conditions, please review the Exchange Offer Memorandum. If there is any discrepancy between this material and the Exchange Offer Memorandum, the Exchange Offer Memorandum will govern. Participation in the Exchange Offer does not constitute a contract of employment or otherwise guarantee employment with VMware. This is a one-time offer to exchange Eligible Options in order to receive the same number of New Options that is contingent upon approval of the Exchange Offer by VMware stockholders at a Special Meeting of Stockholders scheduled for September 9, 2008. VMware will cancel the Eligible Options offered for exchange and grant the New Options on the first business day after the close of the Exchange Offer.

There can be no assurances that the price of VMware’s Class A common stock will increase following the grant of the New Options, thereby creating value for holders of VMware’s stock options, or that exchanging Eligible Options would be more advantageous than keeping them. VMware is not advising you as to whether or not to participate in the Exchange Offer. Only you are responsible for deciding whether to exchange your Eligible Options. When you participate in a stock-based program, you take on a number of risks, including company risk and market risk.

This material is for communication purposes only and is non-binding. VMware is not forecasting, in this or related materials, possible future increases, if any, in the value of VMware Class A common stock.